Exhibit 99.1

Atlantica Publishes Scheme Circular and Announces the Shareholder Meetings to Vote on its Acquisition by ECP and Co-Investors Will Be Held on August 8, 2024

July 16, 2024 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) announced today that it has published a scheme circular (the “Scheme Circular”) regarding the shareholder meetings to be held to consider and vote on the proposed acquisition of Atlantica (the “Transaction”) by a private limited company incorporated in England and Wales (“Bidco”). Bidco is controlled by Energy Capital Partners (“ECP”), a leading investor across energy transition, electrification and decarbonization infrastructure assets, and includes a large group of institutional co-investors.

As set forth in the Scheme Circular, the Atlantica shareholder meetings for the Transaction will be held in London, UK, on August 8, 2024. Algonquin Power & Utilities Corp. and Liberty (AY Holdings), B.V. (collectively, “Algonquin”), which hold approximately 42.2% of Atlantica’s shares, have entered into a support agreement with Bidco pursuant to which Algonquin has agreed, subject to the terms of that agreement, to vote its shares in favor of the Transaction. The Atlantica Board of Directors unanimously recommends that Atlantica shareholders vote “FOR” each of the Transaction-related proposals at the shareholder meetings.

Holders of record of Atlantica ordinary shares as of 6:30 p.m. (London time) on August 6, 2024 will be entitled to vote at the shareholder meetings.

Atlantica shareholders are urged to read the Scheme Circular for more information, including how to vote at and, if applicable, attend the shareholder meetings.

Forward-Looking Statements

This announcement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, likely to be, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict, aim and intend or words of similar meaning) or the negative of these terms or other comparable terminology are not statements of historical facts and may be forward looking. Such statements occur throughout this announcement and include statements with respect to and regarding the implementation of the Transaction, the proposed timing and various actions and other conditions contemplated in respect of the Transaction and the scheme.

The forward-looking statements in this announcement are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) Bidco’s and Atlantica’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and other third-party approvals, including the company shareholder approvals, the sanction of the scheme by the Court or the satisfaction of other closing conditions to consummate the Transaction; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement or any unanticipated difficulties or expenditures relating to the proposed Transaction; (c) risks related to diverting the attention of Atlantica’s management from ongoing business operations; (d) failure to realize the expected benefits of the Transaction; (e) significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; (g) Bidco’s ability to fund the cash required to consummate the Transaction; (h) risks related to future opportunities and plans for the Company, including the uncertainty of expected future regulatory filings, financial performance and results of the Company following completion of the Transaction; (i) disruption of currents plans and operations caused by the announcement of the proposed Transaction, making it more difficult to conduct business as usual or maintain relationships with current or future customers, employees or suppliers, financing sources, governmental authorities, and joint-venture partners; (j) effects relating to the announcement of the Transaction or any further announcements or the consummation of the Transaction on the market price of Atlantica’s shares and, if the Transaction is not completed, and the Company continues as a publicly-traded entity, risks that the announcement of the proposed Transaction and the dedication of substantial resources of the Company to the completion of the Transaction could have an impact on its business, strategic relationships, operating results and activities in general; (k) risk of having to pay the company termination fee pursuant to the terms of the transaction agreement; (l) regulatory initiatives and changes in tax laws that may impact the Transaction; (m) market volatility; and (n) other risks and uncertainties affecting Bidco and Atlantica and more. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I—Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results, performance or achievements, and the timing of events to differ materially from those contained or implied in any forward-looking statement.

Additional Information and Where to Find It

Atlantica has furnished the Scheme Circular to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K, and mailed or otherwise provided it to its shareholders. This announcement is not a substitute for the Scheme Circular or any other document that may be filed or furnished by Atlantica with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which includes an explanatory statement in respect of the scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding the Transaction, free of charge, at the SEC’s website (www.sec.gov).

In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by Atlantica on its Investor Relations website (https://www.atlantica.com/web/en/investors/).

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465